838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 19-390
February 25, 2019

Platinum Group Metals Announces Positive Results of
Annual General Meeting of Shareholders

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE American) (“Platinum Group” or the “Company”) is pleased to announce the positive results from its Annual General Meeting held on February 22, 2019 in Vancouver, BC.

The meeting had a turnout of shareholders representing over 73% of its issued shares eligible to vote at the meeting. Shareholders strongly supported the appointment of the Board and the resolutions proposed.

The number of directors is fixed at six and on a show of hands the Shareholders elected management’s six nominees for directors. Details of the proxy voting are as follows:

DIRECTOR	NUMBER OF SHARES	PERCENTAGE OF VOTES CAST
	FOR	FOR	WITHHELD
R Michael Jones	16,777,624	99.52%	0.48%
Frank R Hallam	16,722,176	99.19%	0.81%
Iain D C Mclean	16,813,655	99.73%	0.27%
Timothy D Marlow	16,813,081	99.73%	0.27%
Diana J Walters	16,818,536	99.76%	0.24%
John A Copelyn	16,420,584	97.40%	2.60%

The re-appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors was voted in favour by 99.25% of the Shareholders.

A poll was also conducted with respect to the ordinary resolution to approve ownership of more than 19.9% of the issued and outstanding common shares of the Company upon the exercise of up to 15,090,999 common share purchase warrants (exercisable into up to 1,509,999 common shares of the Company) by HCI Consolidated Investments Inc. or its associated or affiliates (collectively, “HCI”). According to the ballots cast, the ordinary resolution was approved by the Shareholders, other than HCI, with the following results:

DISINTERESTED SHAREHOLDER VOTE SUMMARY

NUMBER OF SHARES	PERCENTAGE OF VOTES CAST
FOR	FOR	AGAINST
12,677,591	98.59%	1.41%

Following the shareholders meeting, the directors ratified the current officers of the Company for the ensuing year.

PLATINUM GROUP METALS LTD.	…2

For more information on these matters, please refer to Platinum Group’s information circular, available on SEDAR (www.sedar.com) or visit our website at www.platinumgroupmetals.net.

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground palladium deposit in northern South Africa. Waterberg was discovered by the Company. Waterberg has potential to be a low cost dominantly palladium mine and Implats, a smelter and refiner of platinum group metals, recently made a strategic investment in the Waterberg Project.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
President and CEO

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors. The Company directs readers to the risk factors described in the Company’s Form 20-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.